UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATIONAL COAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632381 10 9

(CUSIP Number)

Richard Levy
c/o Crestview Capital Funds
95 Revere Drive, Suite F
Northbrook, Illinois 60062
(847) 559-0060

with copies to:

Philip E. Ruben, Esq.
Robert G. Goldstein, Esq.
Levenfeld Pearlstein, LLC
2 North LaSalle Street, Suite 1300
Chicago, Illinois 60602
(312) 346-8380

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632381 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Capital Master, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,234,194*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,234,194*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,234,194*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions) OO

* Includes 1,634,194 shares of Issuer’s common stock that are issuable upon the exercise of certain warrants and/or the conversion of the convertible promissory notes.  See Item 4 for a discussion of the warrants, convertible notes and the 9.99% ownership limitations which apply to holders of these securities.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Fund II, L.P.**

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)**

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)**

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions) PN

** Crestview Capital Fund II, L.P. beneficially owns approximately 45% of the issuer’s securities; however, pursuant to the Limited Liability Company Operating Agreement of Crestview Capital Master, LLC,  Crestview Fund Master, LLC has the authority to vote on behalf of each of its members.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Fund III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)***

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)***

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions) PN

***Crestview Capital Fund III, L.P. beneficially owns approximately 45% of the issuer’s securities; however, pursuant to the Limited Liability Company Operating Agreement of Crestview Capital Master, LLC, Crestview Fund Master, LLC has the authority to vote on behalf of each of its members.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Offshore

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)****

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)****

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,234,194 shares (comprised of shares held by Crestview Capital Master, LLC)****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions) OO

****Crestview Capital Offshore, Inc. beneficially owns approximately 10% of the issuer’s securities; however, pursuant to the Limited Liability Company Operating Agreement of Crestview Capital Master, LLC, Crestview Fund Master, LLC has the authority to vote on behalf of each of its members.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share of National Coal Corporation (f/k/a Southern Group International, Inc.) (the ”Issuer”), a corporation organized under the laws of the State of Tennessee.  The address of the Issuer’s principal executive offices is 319 Ebenezer Road, Knoxville, Tennessee 37923.

Item 2.	Identity and Background

(a)           This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by (i) Crestview Fund Master, LLC (“Crestview Master”), (ii) Crestview Fund Partners, L.L.C. (“Crestview Partners”), (iii) Crestview Capital Fund II, L.P. (“Crestview Fund II”), (iv) Crestview Capital Fund III, L.P. (“Crestview Fund III”), and (v) Crestview Capital Offshore, Inc. (“Crestview Offshore”) (Crestview Master, Crestview Partners, Crestview Fund II, Crestview Fund III and Crestview Offshore are hereinafter collectively referred to as the “Reporting Persons”).  The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Crestview Master holds securities of the Issuer on behalf of Crestview Funds II, Crestview Fund III and Crestview Offshore.  Each of Crestview Fund II, Crestview Fund III and Crestview Offshore has an interest in the securities of the Issuer that is commensurate with its membership interest in Crestview Master.  The general partner of Crestview Fund II, Crestview Fund III and Crestview Offshore is Crestview Partners.  Crestview Partners is also the manager of Crestview Master.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Crestview Capital Funds, 95 Revere Drive, Suite F, Northbrook, Illinois 60062.
(c) The principal business of the Reporting Persons is purchasing, selling, trading and investing in securities.
(d) N/A
(e) N/A
(f) N/A

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Issuer’s common stock and other securities convertible into or exercisable for common stock was $3,037,437.  The Reporting Persons paid $1,430,000 for shares of the Issuer’s common stock pursuant to the 2004 Private Placement (see Item 4, below).  In addition, the Reporting Persons used $1,607,437 of the funds to purchase certain warrants and convertible promissory notes and a summary term sheet from The Webb Group(1)  pursuant to that certain Assignment of Promissory Note, Warrant and Summary Term Sheet and related ancillary documents (the “Webb Group Transaction Documents”).

The source of funds used by the Reporting Persons to purchase such securities was working capital.

(1)           “The Webb Group” consists of Scott B. Hollenbeck d/b/a The Webb Group, The Webb Financial Services, Inc. and The Webb Financial Services, Inc.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer in the ordinary course of their trade and business (i.e., purchasing, selling, trading and investing in securities).  The Reporting Persons acquired the following securities of the Issuer:

Common Stock.  Commencing on February 16, 2004, the Issuer sold 5,000,000 shares of its common stock at a purchase price of $0.55 per share in a private placement that was exempt from registration under Section 4(6) of the Securities Act of 1933 (the “2004 Private Placement”).  Pursuant to the 2004 Private Placement, the Reporting Persons acquired 2,600,000 shares of the Issuer’s common stock for a cash purchase price of $1,430,000.

Warrants.  Pursuant to the Webb Group Transaction Documents, dated February 20, 2004, The Webb Group assigned its rights under two warrant agreements, dated March 25, 2003 (the “Warrants”).  Pursuant to the Warrants, the holder may exercise its right to purchase up to 1,597,250 shares of Issuer’s common stock at an exercise price equal to $0.55 per share.  The Warrants expire on March 25, 2005.

Convertible Notes.  Pursuant to the Webb Group Transaction Documents, dated February 20, 2004, The Webb Group assigned its rights under two convertible promissory notes made by the Issuer, dated March 25, 2003 (the ”Convertible Promissory Notes”).  The first note has an original principal amount of $1,691,885.67 and the second note has an original principal amount of $1,503,016.67.  The interest on the Convertible Promissory Notes accrues at a rate of 12% per annum.  Pursuant to their original terms, the Convertible Promissory Notes would have expired on September 25, 2003 (in respect of the first note) and March 24, 2004 (in respect to the second note); however, The Webb Group and the Issuer entered into certain extension agreements through February 20, 2004, whereby the maturity dates of the Convertible Promissory Notes were ultimately extended to February 20, 2005.  Pursuant to the terms of the Convertible Promissory Notes, and subject to certain ownership limitations contained therein, the holder may convert the Convertible Promissory Notes for up to 6,627,160 shares of Common Stock at a conversion price of $0.50 per share.

Under the terms of both the Warrants and the Convertible Promissory Notes, the Reporting Persons cannot acquire additional shares of Common Stock through the exercise of the Warrants and/or the conversion of the Convertible Promissory Notes if the Reporting Persons’ ownership of such Common Stock would, after such acquisition, exceed 9.99% of the outstanding shares of common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate percentage of the outstanding shares of the issuer’s common stock reported to be owned by each of the Reporting Persons is based upon 42,384,330 shares of the Issuer’s common stock outstanding as of February 20, 2004.  The Reporting Persons have the following interests in the securities of the Issuer:

(i)            Crestview Master holds a beneficial interest in approximately 4,234,194 shares of the Issuer’s outstanding common stock.  Crestview Master holds beneficial interests in such shares by holding common stock of the Issuer directly and by holding a right to exercise the Warrants and/or convert the Convertible Promissory Notes.

(ii)           Crestview Fund II does not hold securities of the Issuer directly.  However, as a member of Crestview Master, Crestview Fund II may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 1,905,387 shares of the securities of the Issuer that are held by Crestview Master.

(iii)          Crestview Fund III does not hold securities of the Issuer directly.  However, as a member of Crestview Master, Crestview Fund III may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 1,905,387 shares of the securities of the Issuer that are held by Crestview Master.

(iv)          Crestview Offshore does not hold securities of the Issuer directly.  However, as a member of Crestview Master, Crestview Offshore may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 423,420 shares of the securities of the Issuer that are held by Crestview Master.

(b) Crestview Master has the sole power to vote and dispose of the Issuer’s common stock owned by it, which power is exercisable Crestview Partners in its capacity as the manager of Crestview Master.

(c)           Set forth below is a description of all transactions in securities of the Issuer that were effected by the Reporting Persons during the past sixty days.  All such transactions were effected on the open market.

Date	Number of Shares Beneficially Owned	Price Per Share
2/16/04	2,600,000	$0.55
2/20/04	1,634,194	$0.50 – $0.55

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4, above.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Name

99.1	Letter Agreement, dated February 24, 2004, from Crestview Capital Master, LLC to The Webb Group, Inc.

99.2	Assignment of Promissory Note, Warrant and Summary Term Sheet for the promissory note in the principal amount of $1,607,437.63 and warrants exercisable for 751,500 shares.

99.3	Assignment of Promissory Note, Warrant and Summary Term Sheet for the promissory note in the principal amount of $1,503,016.67 and warrants exercisable for 845,750 shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2004

CRESTVIEW CAPITAL MASTER, LLC

By: Crestview Capital Partners, LLC

By:	/s/ Richard Levy
Richard Levy, Managing Member

CRESTVIEW CAPITAL PARTNERS, LLC

By:	/s/ Richard Levy
Richard Levy, Managing Member

CRESTVIEW CAPITAL FUND II, L.P.

By: Crestview Capital Partners, LLC,
its general partner

By:	/s/ Richard Levy
Richard Levy, Managing Member

CRESTVIEW CAPITAL FUND III, L.P.

By: Crestview Capital Partners, LLC,
its general partner

By:	/s/ Richard Levy
Richard Levy, Managing Member

CRESTVIEW CAPITAL FUND OFFSHORE, INC.

By:	/s/ Richard Levy
Richard Levy, Authorized Signatory